SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc 2011 Investor Conference

NEWS RELEASE
                                                                                                                                                                                                                                                                                                                                                 PRUDENTIAL PLC
                                                                                                              GROUP COMMUNICATIONS
                                                                                                                                                                                                                                                                                                                                                 12 ARTHUR STREET
                                                                                                                                                                                                                                                                                                                                                 LONDON EC4R
                                                                                                                                                                                                                                                                                                                                                 TEL 020 7220 7588
                                                                                                                                                                                                                                                                                                                                                 FAX 020 7548 3725
                                                                                                                                                 www.prudential.co.uk

 15 November 2011

PRUDENTIAL PLC INVESTOR CONFERENCE 2011 - "GROWTH AND CASH - 2"

Prudential plc ("Prudential") is holding an investor conference in Kuala Lumpur, Malaysia on 15 -17 November 2011.  During this three-day event Prudential will update investors and analysts on progress towards the Group's 2013 "Growth and Cash" objectives. These objectives, announced at last year's investor conference on 1 December 2010 in London, include doubling 2009 Asian new business profit and 2009 Asian IFRS operating profit as well as increasing net cash remittances from the Group's business units.

The presentations will cover in detail Prudential's large and rapidly developing Asian business, which is key to the Group's growth strategy.  Participants will also be given an update on Prudential's US business Jackson National Life and have Q&A sessions on Prudential's UK Life and M&G units.

Commenting on the investor conference Group Chief Executive Tidjane Thiam said:

"We are delighted to welcome investors and analysts to our 2011 conference in Kuala Lumpur.  The conference will allow us to highlight the scale of our operations in Asia and the potential for our business to grow profitably in the region.  Attendees will have the opportunity to interact in depth with the management of our Asia operations as well as the senior leadership of the Group's other business units."

Ends

Enquiries:

Investors/Analysts		Media
David Collins	+44 (0)20 7548 2871	Edward Brewster	+44 (0)20 7548 3719
Andy Rowe	+44 (0)20 7548 3860	Robin Tozer	+44 (0)20 7548 2776

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £349.5 billion in assets under management (as at 30 June 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 November 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat